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November 17, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Yong Kim
Gus Rodriguez
Michael Purcell
Loan Lauren Nguyen

Re:	Jayud Global Logistics Limited Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 28, 2022 with CIK No. 0001938186

Ladies and Gentleman:

On behalf of our client, Jayud Global Logistics Limited, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 10, 2022 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 previously submitted on October 28, 2022 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its draft registration statement on Form F-1 (the “Second Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

In addition, the Company respectfully advises the Staff that it decides to offer the Company’s Class A ordinary shares in the initial public offering instead of Class A ordinary shares represented by American depositary shares. Accordingly, the Company has reflected this change throughout the Second Revised Draft Registration Statement along with the inclusion of the Staff’s comments. The Company will also update this change to Nasdaq Listing Qualifications Staff.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Second Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Revised Draft Registration Statement.

Draft Registration Statement Amendment on Form F-1

Cover Page

1.

You disclose here that you “will apply” to list your ADS on Nasdaq Capital Market. However, you disclose at page 17 that you have applied to have your ADSs listed on the Nasdaq Capital Market under the symbol “JYD.”

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on the cover page.

2.	Disclose whether your offering is contingent upon final approval of your Nasdaq listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions.

3.

To the extent you intend to proceed with your offering if your Nasdaq listing is denied, revise your cover page to indicate that the offering is not contingent on Nasdaq approval of your listing application and that if the ADSs are not approved for listing, you may experience difficulty selling your ADSs. Include risk factor disclosures to address the impact on liquidity and the value of ADSs.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions. The Company respectfully advises the Staff that the offering is contingent on Nasdaq approval of its listing application.

Risk Factors

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors., page 57

4.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid and substantial price volatility and clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your ADSs.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 57-58 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

5.	We acknowledge your response to comment 12. Please discuss and analyze changes for every material asset and liability line item in your balance sheet.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 85 in accordance with the Staff’s instructions.

Suppliers, page 122

6.

We note your response to prior comment 19 that the five largest suppliers agreed to one-year terms for fiscal years 2020 and 2021. Please tell us whether these five suppliers are the same suppliers and provide additional analysis explaining why they are not material to you.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 120 in accordance with the Staff’s instructions.

If you have any questions regarding the Second Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Xiaogang Geng, Chief Executive Officer, Jayud Global Logistics Limited

Lin Bao, Chief Financial Officer, Jayud Global Logistics Limited

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP

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